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                       Filing Pursuant to Rule 424(b)(2)
                     Registration Statement No. 333-93629


                             PROSPECTUS SUPPLEMENT
                    (to Prospectus dated February 14, 1999)

                                788,925 Shares

                              ORGANOGENESIS INC.

                                 Common Stock

                           _________________________

     You should read this prospectus supplement and the accompanying prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

     SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THE PROSPECTUS TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF THE COMMON STOCK.

PLAN OF DISTRIBUTION

     We are offering 788,925 shares of our common stock to several institutional investors pursuant to this prospectus supplement. The common stock will be purchased at a negotiated purchase price of $14.00 per share. The purchase price reflects the average of recent trading prices of the common stock on the American Stock Exchange, net of an 8% discount. In addition, we will pay $207,366.80 in commissions on the sale of our common stock. We will not pay any other compensation in conjunction with this sale of our common stock.

USE OF PROCEEDS

     The net proceeds to us from this offering will be approximately $10,837,000.00. We plan to use the net proceeds for general corporate purposes, including:

     -  repaying our obligations as they become due;

     -  financing capital expenditures; and

     -  general working capital purposes.

Pending use of the net proceeds for any of these purposes, we may invest the net proceeds in short-term investment grade instruments, interest-bearing bank accounts, certificates of deposit,

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money market securities, U.S. government securities or mortgage-backed securities guaranteed by federal agencies.

MARKET FOR OUR COMMON STOCK

     On February 25, 2000, the last reported sales price of our common shares on the American Stock Exchange was $15.1875 per share. Our common stock is listed on the American Stock Exchange under the symbol "ORG." The common stock sold under this prospectus supplement will be listed on the American Stock Exchange after we notify the American Stock Exchange that the shares have been issued.

     As of February 25, 2000, and before the issuance of shares pursuant to this prospectus supplement, we have 30,886,568 shares of common stock outstanding, net of 80,000 shares of our common stock held in treasury.


LEGAL MATTERS

     Certain legal matters with respect to the common stock offered hereby will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. of Boston, Massachusetts.

GENERAL

     You should rely only on the information provided or incorporated by reference in this prospectus supplement and the prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of these documents.

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     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY
BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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          The date of this prospectus supplement is February 28, 2000.


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